Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated March 11, 2011, relating to the financial statements of A123 Systems, Inc., and the effectiveness of A123 Systems, Inc.’s internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting due to a material weakness) appearing in the Annual Report on Form 10-K of A123 Systems, Inc. for the year ended December 31, 2010, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts

March 28, 2011